INVEST IN **NYCE'S TEMPLE II**

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Own Temple U student housing complex for $100


How FC Barcelona's Braithwaite and business partner are aiming to help the BIPOC community through real estate
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NYCE.
“The Robinhood of Real Estate.”
— Yahoo Finance
Build your real estate portfolio for $100.
WEALTH GAP
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NYCE LAUNCHES 'ROBINHOOD OF REAL ESTATE' ON APP STORE
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nycegroup.co   Philadelphia PA

Technology   Fin Tech   Real Estate

LEAD INVESTOR

Sheryl Chapman

One thing I am sure of, real estate has exceptional growth potential. I am attracted to the NYCE mission. Founders Philip Michael and Martin Braithwaite are goal-focused and have a comprehensive vision of the work and its trajectory. I decided to invest because, in my career, I love the process of caring for and encouraging the growth and development of someone or something. I believe the NYCE team is well positioned to create 100,000 new millionaires by 2030.

Invested $1,000 this round & $50,000 previously

Learn about Lead Investors

OVERVIEW   UPDATES 7   WHAT PEOPLE SAY 231   ASK A QUESTION 28

Highlights

1. 🦄 PHASE II/III of NYCE's Temple University tech/coliving buildings
2. 📲 84 tech-powered co-living units two blocks from Campus and train
3. 💻 Seen in Forbes, Business Insider, CNBC, TechCrunch and more
4. 🚀 Projected (not guaranteed) $11M valuation once built (see financials)
5. 💰 NYCE properties are up 105.5% YTD
6. 📈 Acquired 1500+ apartments during COVID ($263M+ total portfolio)
7. 🔥 Opportunity Zone benefits for investors over $100,000; defer capital gains
8. 💥 Ongoing partnership with Temple University to insure tenant inflow

Our Team



Philip Michael CEO, NYCE

As head of NYCE, Philip's led NYCE to a record-setting raise, built the NYCE app, while adding $211M in AUM during a pandemic. Has 131K followers on Instagram.

> Millennial minorities have inherited the worst economic conditions in history: Trillions in debt and a racial wealth gap that will take 228 years to close. We want to solve that by creating 100K millionaires through real estate ownership, financial literacy and community. Think of a "Goldman Sachs" for the 99% vs. 1%. 💥



Martin Braithwaite Co-Founder, NYCE

Slapped with a $324M price tag, Martin Braithwaite is an FC Barcelona striker alongside Leo Messi. As CVO, Martin is responsible for the overall long-term vision of NYCE.



Michael Hallett, PBDC General Contractor

Having picked up the passion for construction at an early age, Mike works to coordinate all aspects of construction for PB+DC clients and development projects with his talented team.

SEE MORE

The Project

TEMPLE II is Phase II & III of the 101-bed tech-powered student housing development "Philicon Square," directly across Temple University's football training field and two blocks from campus.

Powered by a formal partnership between NYCE and Temple University, this development TEMPLE II includes a total of 84 coliving units/bedrooms. Tenants will lease individual bedrooms within the apartments.


The Philadelphia Inquirer
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Across the corner of 11th Street and Susquehanna Avenue from the back of Temple's practice field, Braithwaite and his uncle, Philip Michael, are co-investors in a residential building that's designed to be a home for young professionals of color who want to get into the tech industry.
Philip Michael, Martin Braithwaite's uncle, on the roof deck of the building they've helped finance.
JESSICA GRIFFIN / Staff Photographer
TEMPLE III
TEMPLE II
TEMPLE I




THIRD FLOOR PLAN
ARCHITECTURE
FOURTH FLOOR PLAN
ROOF

The $79 Story...

Back in July of 2014, I arrived in NYC with no SSN, credit, bank account or any network. Just $79 in my PayPal account, making “ends meet” ($500 every three weeks) as a radio host and writer.

Without boring you with trivial boo-hoo details, fast forward to April 2016, I did my first deal, it quickly appraised north of $1 million shortly after and things went from there.

As of today, we’ve helped 5000+ first-time investors of color own a piece of prime real estate.

Because of how I started, we thought it would be fitting to bring it all full circle and help others kickstart their wealth-building journey the same way I did mine.

Press


IN THE NEWS...
This real-estate influencer just closed on nearly $500 million in property deals with apartment developer LYND. Here's how it fits into a plan to create 100,000 millionaires of color by 2030.
Philip Michael Is a Real Estate Entrepreneur on a Mission
NY firm with crowdfunding model opens first phase of 'Philicon Valley' development near Temple
New Barcelona Signing Martin Braithwaite And His Uncle Just Broke Ground On Smart Home Project In Philadelphia
NYCE Completes $1M Raise For 'Robinhood Of Real Estate'
LYND and NYCE Partner on $478M in Crowdfunded Multifamily Deals
Investment tech won't solve systemic wealth gaps, but it's a good start
Exclusive: Sneak Peek Inside The 'Robinhood Of Real Estate' NYCE's Crowdfunding App REIFY
FC Barcelona star and business partner want to create 100,000 Black millionaires through real estate investing
NYCE Tops $1 Million Using Reg CF on Two Different Funding Portals – Republic and Wefunder
Barcelona controversially signed a 28-year-old Danish forward for $19 million, and promptly slapped him with a $324 million release clause
FC Barcelona Striker's Uncle Files For $50 Million IPO: 'We Want To Create 100,000 New Millionaires'

OK, back to the property...

The first smart-home powered building by Temple University, Forbes called it “the Millennial’s wet dream.” Why, we’re not sure. We do know this, however: We’ve specifically designed and built it for the end user in mind.

Here are some images from TEMPLE I: The Tech Mansion


LIVING ROOM
CONFERENCE ROOM
BEDROOM


KITCHEN
PODCAST STUDIO
BATHROOM

As part of the partnership with Temple University, Philicon Squareare part of NYCE's initiative to:

- Create a Silicon Valley-style neighborhood for the creative community around campus
- Deliver a living environment conducive to creativity, entrepreneurship and job creation
- Provide a pathway for people of color to own a part of the gentrification

PROGRESS: The property was acquired by NYCE in 2021. Construction began in the fall of 2021 with the demolition of the existing structure. TEMPLE II is expected to be completed in the 4th quarter of 2022

The Offering: TEMPLE II, Explained

Last year's TEMPLE I accepted investments during construction at a $1M pre-completion valuation. Three months later after construction was completed, the property appraised at $2,055,000.



By offering ownership during the construction period, we allow investors the opportunity to take part in the forced appreciation of the asset as construction progresses.


PhiliconSquare: North Philly's Tech District.
Penrose Recreation Ce
Susquehanna Ave
AMENITY PARK
TEMPLE II
TEMPLE I



Partnering with Temple University's entrepreneurship institute, we're actively building a "Silicon Valley" mini-neighborhood of "hacker houses" within campus, dedicated to entrepreneurship, content creation and wealth-building.

Similar to TEMPLE I, TEMPLE II investors will have the opportunity to own a piece of an active construction project at the pre-construction value in a Qualified Opportunity Zone, providing outstanding tax deferral benefits to all investors.

The Location

2201-2209 N. 11th Street, Philadelphia, PA (TEMPLE II) & 1023-1027 W. Susquehanna St., Philadelphia, PA (Phase 3)

Philicon Square is located right by Temple University's campus, only two blocks from the classroom. In fact, directly from your window, you'll get a sneak peak of Temple's football team.

Campus offers an urban experience with many parks, bars, restaurants and coffee shops—all in the shadow of Temple University and just one mile from Fishtown, **the "hottest neighborhood in America," per Forbes.**

A five-minute walk to class, students living at TEMPLE I enjoy easy access to Temple University and with the Temple U train station just two blocks away, downtown Philadelphia is less than a 10 minutes away.

Outside of campus life, the property is three blocks from the train that takes you directly to 30th Street Station, Philadelphia's main transportation hub and **Amtrak's third-busiest station behind Union Station in DC and Penn Station in New York.**

Booming Student-Housing Market

Temple University is one of the hottest real estate markets in the country. Sitting in a historic, gentrifying North Philadelphia neighborhood, Temple University has set application and enrollment records every year since 2013—creating insane demand for quality student housing products.

More than 88% of Temple students live off campus and occupancy in North Central Philadelphia was over 95% with the vast majority living in old townhouses.

TEMPLE II: Financial Projections

Upon completion, we intend to operate it as a student-housing co-living property where students rent individual bedrooms. The chart below provides our estimates for operating the property.

NOTE: Our rental assumptions are based on the Jan. 2022 TEMPLE I rent roll.

ESTIMATED RENT BREAKDOWN				
TYPE	UNIT	PER UNIT RENT	TOTAL EST. MONTHLY RENT	TOTAL EST. YEARLY RENT
Co-living beds	84	$950	$79,800	$957,600
TOTAL	84		$79,800	$957,600

PROFORMA						
INCOME	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6
Total Est. Rents	$ -	$624,150	$986,328	$1,015,918	$1,046,395	$1,077,787
Vacany (5%)	$ -	$37,449	$59,180	$60,955	$62,784	$64,667
NET RENTS	$ -	$586,701	$927,148	$954,963	$983,612	$1,013,120
FIXED EXPENSES						
Insurance	$ -	$29,400	$29,400	$29,400	$29,400	$29,400
Repairs & Maintanence	$ -	$25,200	$25,200	$25,200	$25,200	$25,200
Trash	$ -	$8,400	$8,400	$8,400	$8,400	$8,400
Landscaping & Snow Removal	$ -	$8,400	$8,400	$8,400	$8,400	$8,400
Advertising & Marketing	$ -	$21,000	$21,000	$21,000	$21,000	$21,000
Management Fee & Admin	$ -	$37,449	$59,180	$60,955	$62,784	$64,667
Utilities	$ -	$25,200	$25,200	$25,200	$25,200	$25,200
Reserves	$ -	$29,400	$29,400	$29,400	$29,400	$29,400
Total Fixed Expenses	$ -	$184,449	$206,180	$207,955	$209,784	$211,667
COMBINED EXPENSES						
Net Operating Income	$ -	$402,252	$720,969	$747,008	$773,828	$801,453
VALUE ESTIMATE						
Estimated Value (6 Cap)	$ -	$ -	$12,016,144	$12,450,128	$12,897,132	$13,357,546
Estimated Value (5.75 Cap)	$ -	$ -	$12,538,585	$12,991,438	$13,457,877	$13,938,309
Estimated Value (5.5 Cap)	$ -	$ -	$13,108,521	$13,581,958	$14,069,599	$14,571,869
Estimated Build Cost ($150 per Sqft)	$6,000,000					
Cost of Land	$1,700,000					
Total Estimated Profit/Equity	$ -	$ -	$4,316,144	$4,750,128	$5,197,132	$5,657,546
Profit %			56.05%	61.69%	67.50%	73.47%

Notes:

Year 1 is construction, hence no revenues assumed
Operations start mid year in Year 2, hence full rents are not realized
Year 3 is first year when full rents and value appreciation is realized

This graph contains forward-looking projections that cannot be guaranteed.

The Offering: Investor Returns

We are offering equity interests in the TEMPLE II development project. Investors will receive an 8% preferred return. In addition to having a piece of the project, investors will be able to track their investment in **our NYCE app.**

We are estimating that investors will receive a 12%-15% annualized IRR with a 36-month lock-up period. Investors will receive a return upon a sale or refinancing of the property, anticipated inside 36 months.

The following chart outlines the estimated returns based on a $1,000 investment at the 15% preferred return rate. *NOTE: These are for illustrative purposes only and not a guarantee.*

Investor Returns: How Investors Make Money

We are estimating that investors will receive a 12%-15% annualized IRR with a 36-month lock-up period. Investors will receive a return upon a sale or refinancing of the property, anticipated inside 36 months.

The following chart outlines the estimated returns based on a $1,000 investment at the 15% preferred return rate. *NOTE: These are for illustrative purposes only and not a guarantee.*


$1000 INVESTMENT
15% RETURNS
$2,400
$1,900
$1,400
$900
VALUE
$1,150
$1,322
$1,520
$1,748
$2,010
$2,311
2022
2023
2024
2025
2026
2027
YEAR
Disclaimer: The projections are forward-looking in nature. Historical performance are not guarantees of future performance.
YOUR RETURNS
15% RETURNS
$1000 INVESTMENT VALUE
YEAR | INITIAL VALUE | RETURNS | TOTAL VALUE
2022 | $1000 | $150 | $1,150
2023 | $1,150 | $172 | $1,322
2024 | $1,322 | $198 | $1,520
2025 | $1,520 | $228 | $1,748
2026 | $1,748 | $262 | $2,010
2027 | $2,010 | $301 | $2,311
Disclaimer: The projections are forward-looking in nature. Historical performance are not guarantees of future performance.

In addition, we may offer options for investors to buy/sell their positions in TEMPLE II (or other NYCE properties, subject to availability), offering liquidity. We're currently in the process of taking TEMPLE I public on LEX, the Nasdaq-powered real estate trading platform. (Read more here.)

Our Mission...

Millennials of color—women in particular—have been dealt one of the worst hands in recent history, inheriting a wealth gap that will take 228 years to close.

The main driver behind this wealth inequality is the fact that black and Hispanic communities don't own real estate at the same rate.


In spite of $1.3 trillion in spending power, it will take more than four lifetimes to narrow the wealth gap between Black and White communities.
McKinsey & Company
The economic impact of closing the racial wealth gap
The Washington Post
Democracy Dies in Darkness
Why the racial wealth gap persists, more than 150 years after emancipation
When one system of economic oppression collapsed, new ones were created to fill the void.
The New York Times
Opinion
How to Close the Racial Wealth Gap
A new online calculator has a winner: Baby bonds.
By David Leonhardt
Opinion Columnist
Aug. 7, 2019
The Washington Post
Democracy Dies in Darkness
The unluckiest generation in U.S. history
By Andrew Van Dam
June 5, 2020 at 10:48 a.m. GMT+5:30
After accounting for the present crisis, the average millennial has experienced slower economic growth since entering the workforce than any other generation in U.S. history.

We want to help ERASE this troubling trend.

According to Duke University, real estate/home ownership would narrow the racial wealth gap by 31%. So this is why we launched a mission to help marginalized groups become first-time investors.

Since April of 2020, over 5000 first-time investors have invested over $2.5M in our real estate portfolio—and we've grown our portfolio by 105%.

Our goal is to bring on over 100,000 Millennial moguls to co-own the real estate with us and collectively build generational wealth.